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3/10

[redacted]

10026649

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 65347

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S.FINANCIAL INVESTMENT,INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 BROAD STREET, 17TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PK RAM 609-631-9552
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAMACHANDRAN, PK
(Name – *if individual, state last, first, middle name*)

3240 E.STATE STREET EXT (Address) HAMILTON (City) NJ (State) 08619 (Zip Code)

SEC
Mail Processing
Section

MAR 02 2010

Washington, DC
107

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, RAJESH AGARWAL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. FINANCIAL INVESTMENTS, INC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO

Title

Notary Public

EVALD OLSON
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN KINGS COUNTY
REG. #01OL5086414
MY COMM. EXP. OCT. 14, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RA *Ram Associates*

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Shareholders of
U.S. Financial Investments, Inc

We have audited the accompanying statement of financial condition of U.S. Financial Investments, Inc. (a Corporation) as of December 31, 2009, and the related statement of income, ownership's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the statement of financial condition of U.S. Investments, Inc. as of December 31, 2009, and the statement of income, ownership's equity and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our examination also included the statements of the computation of minimum capital requirements pursuant to Broker/Dealer regulations. In our opinion, the statements when considered in relation to the basic financial statements present fairly the information shown.

Ram Associates

Ram Associates
Hamilton, NJ
February 23, 2010

3240 EAST STATE STREET EXT. • HAMILTON, NJ 08619 • (609) 631-9552/631-9553 • FAX (609) 587-8384

FORM X-17A-5	# FOCUS REPORT **(Financial and Operational Combined Uniform Single Report)** **Part IIA Annual 17a-5(a)** **INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17**

COVER

Select a filing method: Basic (●) Alternate ( ) [0011]

Name of Broker Dealer: U.S. FINANCIAL INVESTMENTS,IN [0013]

SEC File Number: 8- 65347 [0014]

Address of Principal Place of Business: 90 BROAD STREET, 17TH FLOOR [0020]

Firm ID: 120804 [0015]

NEW YORK [0021] NY [0022] 10004 [0023]

For Period Beginning 01/01/2009 [0024] And Ending 12/31/2009 [0025]

Name and telephone number of person to contact in regard to this report:

Name: JP Wu [0030] Phone: (212)509-8086 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ___ [0032] Phone: ___ [0033]

Name: ___ [0034] Phone: ___ [0035]

Name: ___ [0036] Phone: ___ [0037]

Name: ___ [0038] Phone: ___ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (●) [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	54,221 [0200]		54,221 [0750]
2.	Receivables from brokers or dealers:			
A.	**Clearance account**	144,757 [0295]		
B.	**Other**	[0300]	[0550]	144,757 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
A.	**Exempted securities**	[0418]		
B.	**Debt securities**	[0419]		
C.	**Options**	[0420]		
D.	**Other securities**	[0424]		
E.	**Spot commodities**	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
A.	**At cost** [0130]			
B.	**At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A.	**Exempted securities** [0150]			
B.	**Other securities** [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]

A.	**Exempted securities** [0170]			
B.	**Other securities** [0180]			
8.	Memberships in exchanges:			
A.	**Owned, at market** [0190]			
B.	**Owned, at cost**		[0650]	
C.	**Contributed for use of the company, at market value**		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	5,892 [0680]	5,892 [0920]
11.	Other assets	[0535]	4,436 [0735]	4,436 [0930]
12.	**TOTAL ASSETS**	198,978 [0540]	10,328 [0740]	209,306 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
A.	**Clearance account**	47,863 [1114]	[1315]	47,863 [1560]
B.	**Other**	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	37,642 [1205]	[1385]	37,642 [1685]
18.	Notes and mortgages payable:			
A.	**Unsecured**	[1210]		0 [1690]
B.	**Secured**	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
A.	**Cash borrowings:**		[1400]	0 [1710]
1.	**from outsiders** [0970]			
2.	**Includes equity subordination (15c3-1(d)) of** [0980]			
B.	**Securities borrowings, at market value:**		[1410]	0 [1720]
	from outsiders [0990]			
C.	**Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1.	**from outsiders**			

	[1000]			
2.	Includes equity subordination (15c3-1(d)) of [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	85,505 [1230]	0 [1450]	85,505 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners [1020])	[1780]
23.	Corporations:	
A.	**Preferred stock**	[1791]
B.	**Common stock**	64,000 [1792]
C.	**Additional paid-in capital**	[1793]
D.	**Retained earnings**	59,801 [1794]
E.	**Total**	123,801 [1795]
F.	**Less capital stock in treasury**	[1796]
24.	**TOTAL OWNERSHIP EQUITY**	123,801 [1800]
25.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY**	209,306 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning	Period Ending	Number of months
01/01/2009 [3932]	12/31/2009 [3933]	12 [3931]

REVENUE

1.	Commissions:		
a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**		72,399 [3935]
b.	**Commissions on listed option transactions**		235,690 [3938]
c.	**All other securities commissions**		1,219,685 [3939]
d.	**Total securities commissions**		1,527,774 [3940]
2.	Gains or losses on firm securities trading accounts		
a.	**From market making in options on a national securities exchange**		[3945]
b.	**From all other trading**		[3949]
c.	**Total gain (loss)**		0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		97,517 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		46,424 [3995]
9.	Total revenue		1,671,715 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		6,000 [4120]
11.	Other employee compensation and benefits		1,096,468 [4115]
12.	Commissions paid to other broker-dealers		126,918 [4140]
13.	Interest expense		[4075]
a.	**Includes interest on accounts subject to subordination agreements**	[4070]	
14.	Regulatory fees and expenses		18,543 [4195]

15.	Other expenses		432,078 [4100]
16.	Total expenses		1,680,007 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-8,292 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a.	**After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
a.	**After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-8,292 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		-34,490 [4211]

EXEMPTIVE PROVISIONS

25.

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)	**(1)--Limited business (mutual funds and/or variable annuities only)**	☐ [4550]
B. (k)	**(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained**	☐ [4560]
C. (k)	**(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)**	☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 26740 [4335A]	NATIONAL FINANCIAL SERVICES LI [4335A2]	All [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k)	**(3)--Exempted by order of the Commission**	☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		123,801 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		123,801 [3500]
4.	Add:		
A.	**Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
B.	**Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		123,801 [3530]
6.	Deductions and/or charges:		
A.	**Total nonallowable assets from Statement of Financial Condition (<u>Notes B and C</u>)**	10,328 [3540]	
B.	**Secured demand note deficiency**	[3590]	
C.	**Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
D.	**Other deductions and/or charges**	[3610]	-10,328 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		113,473 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A.	**Contractual securities commitments**	[3660]	
B.	**Subordinated securities**	[3670]	

borrowings

C. **Trading and investment securities:**

1.	**Exempted securities**	[3735]	
2.	**Debt securities**	[3733]	
3.	**Options**	[3730]	
4.	**Other securities**	[3734]	
D.	**Undue Concentration**	[3650]	
E.	**Other (List)**		
	CD as collateral for LC [3736A]	34,193 [3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		[3736]	-34,193 [3740]
10.	Net Capital		79,280 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	5,700 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,700 [3760]
14.	Excess net capital (line 10 less 13)	73,580 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	70,730 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		85,505 [3790]
17.	Add:		
A.	**Drafts for immediate credit**	[3800]	
B.	**Market value of securities borrowed for which no equivalent**	[3810]	

value is paid or credited

C. Other unrecorded amounts(List)

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19. Total aggregate indebtedness — 85,505 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % 107.85 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) — % 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		112,094 [4240]
A.	**Net income (loss)**		-8,292 [4250]
B.	**Additions (includes non-conforming capital of**	[4262])	20,000 [4260]
C.	**Deductions (includes non-conforming capital of**	[4272])	0 [4270]
2.	Balance, end of period (From item 1800)		123,802 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	**Increases**	[4310]
B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

US FINANCIAL INVESTMENTS, INC.

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash flows from operating activities		
Net loss	$	(8,292)
Adjustment to reconcile net loss to net cash used in		
Operating activities		
Depreciation		2,019
Changes in assets and liabilities :		
(Increase) / decrease in :		
Commission receivable		40,919
Other receivable		(12,392)
Other assets		2,840
Increase / (decrease) in :		
Commission payable		(58,145)
Accounts payable and accrued expenses		(15,092)
Deposit payable		(20,000)
Total adjustments		(59,851)
Net cash used in operating activities		(68,143)
Cash flows from investing activities		
Capital expenditures		(816)
Net cash used in investing activities		(816)
Cash flows from financing activities		
Increase in owners capital		20,000
Net cash provided by financing activities		20,000
Net decrease in cash		(48,959)
Cash at the beginning of the year		103,180
Cash at the end of the year	**$**	**54,221**

Supplementary disclosure of cash flows information:		
Cash paid during the year for:		
Income taxes	$	3,605
Interest		-

NOTE A - ORGANIZATION AND NATURE OF BUSINESS:

U.S. Financial Investments, Inc. (the "Company") is a New Jersey Corporation, located in New York, NY involved in trading of securities and options on behalf of its clientele on all principal trading exchanges. The Company was formed in April 2002, and commenced broker/dealer operations in May 2003. The Company is registered with the NASD as a Broker/Dealer. A broker/dealer is an organization which solicits or accepts orders to buy or sell securities or options on securities. A broker/dealer does not accept any money, securities, or property to margin, guarantee, or secure any trades or contracts that result or may result there from.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used, unless otherwise noted, conform to generally accepted accounting principles and have been consistently applied in the preparation of financial statements.

Income taxes

The company is an "S" corporation and not subject to corporate tax. Income tax liability flows through to the shareholders.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE C - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK:

As a broker/dealer, the company does not hold customer segregated cash or securities balances. Securities transactions are processed by clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balance in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risks by monitoring its exposure to the risk of loss daily, on an account - by-account basis. At December 31, 2008, the Company was not responsible for any unsecured customer debits and did not have any open positions in its trading accounts.

NOTE D - NET CAPITAL REQUIREMENTS:

The Company is subject to the net capital provisions as highlighted on page 9 and 10 of the Focus Report.

The information presented in the un-audited Focus Report was the same as audited report. Therefore, no reconciliation was required.

NOTE E - LETTER OF CREDIT:

The Company through its banker has issued $ 30,000, Irrevocable Standby Letter of credit expiring per lease agreement, thru April 2012, towards 90 Broad Street, 17th floor office, New York, NY, as security towards rent payments for the lease of office premises.

RA *Ram Associates*

CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
U.S. Financial Investments, Inc.

In planning and performing our audit of the financial statements of U.S. Financial Investment Inc. (the "Company") for the period January 1, 2009 through December 31, 2009, we consider its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that we considered relevant to the objectives stated in making (1) the periodic computations of minimum financial requirements pursuant to SEC Rule 15c3-1.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulations lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness

3240 EAST STATE STREET EXT. • HAMILTON, NJ 08619 • (609) 631-9552/631-9553 • FAX (609) 587-8384

under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we have noted no matters involving the internal control structure including procedures for safeguarding customer and firm assets that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities exchange Act of 1934 and related regulations, and that practice procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of management and other regulatory agencies that rely on SEC's Regulations and should not be used for any other purpose.

Ram Associates

Ram Associates
Hamilton, NJ
February 23, 2010

U.S. FINANCIAL INVESTMENTS, INC.

ANNUAL REPORT

December 31, 2009

RAM ASSOCIATES CPAs
3240 East State Street Ext.
Hamilton, NJ 08619
Phone : 609 631 9552/ 9553
Fax : 609 587 8384
email : ram@ramassociates.us

US FINANCIAL INVESTMENTS, INC.

INDEX TO FINANCIAL STATEMENTS